SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                                 (RULE 13D-101)

           INFORMATION TO BE IN INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13D-2(A)

                               (AMENDMENT NO. __)1

                           DWANGO NORTH AMERICA CORP.
                                (NAME OF ISSUER)

                     COMMON STOCK, PAR VALUE $.001 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                   267405 10 8
                                 (CUSIP NUMBER)
                                                        - copy to -
         Robert E. Huntley                         Gary T. Moomjian, Esq.
         Dwango North America Corp.                Moomjian & Waite, LLP
         5847 San Felipe Street, Suite 3220        500 North Broadway, Suite 142
         Houston, Texas 77057-3000                 Jericho, New York 11753
         (713) 914-9600                            (516) 937-5900
           (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
                       RECEIVE NOTICES AND COMMUNICATIONS)

                                January 28, 2004
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule13d-7(b) for other parties to whom copies are to be sent.
                         (Continued on following pages)

                               (Page 1 of 5 Pages)
----------------------
         1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).

CUSIP No. 267405 10 8       13D                                Page 2 of 5 Pages

--------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSONS
     I.R.S.  IDENTIFICATION  NOS. OF ABOVE PERSONS (ENTITIES ONLY)
     Robert E. Huntley

--------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *             (a)  [  ]
                                                                    (b)  [  ]

--------------------------------------------------------------------------------
 3.  SEC USE ONLY


--------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS *
      PF
--------------------------------------------------------------------------------
 5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
--------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION
     United States of America
--------------------------------------------------------------------------------
         NUMBER OF          7.  SOLE VOTING POWER                  3,178,088 (1)
          SHARES
       BENEFICIALLY         8.  SHARED VOTING POWER                       -0-
         OWNED BY
           EACH             9.  SOLE DISPOSITIVE POWER             3,178,088 (1)
         REPORTING
        PERSON WITH         10. SHARED DISPOSITIVE POWER                  -0-
--------------------------------------------------------------------------------
 11. AGGREGATE  AMOUNT   BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
     3,178,088 (1) (See Item 5 herein)
--------------------------------------------------------------------------------
 12. CHECK  BOX IF THE  AGGREGATE  AMOUNT  IN ROW (11)  EXCLUDES  CERTAIN
     SHARES* [ ]
--------------------------------------------------------------------------------
 13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     41.2%
--------------------------------------------------------------------------------
 14. TYPE OF REPORTING PERSON *
     IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
---------------

(1) Includes options and warrants to purchase an aggregate of up to 799,609 shares of common stock that are currently exercisable or that will become exercisable within the next sixty (60) days.

ITEM 1.   SECURITY AND ISSUER.

         The class of securities to which this statement relates is the common stock, par value $.001 per share (the "Common Stock"), of Dwango North America Corp. (the "Company"). The Company's principal executive offices are located at 200 West Mercer Street, Suite 501, Seattle, Washington 98119.

ITEM 2.   IDENTITY AND BACKGROUND.

         (a) This statement is being filed by Robert E. Huntley.

         (b) The business address for Mr. Huntley is c/o Dwango North America Corp., 5847 San Felipe Street, Suite 3220 Houston, Texas 77057-3000.

         (c) Mr. Huntley is the Chairman of the Company. The address for the Company is set forth in Item 1 above. The principal business of the Company is to develop and distribute wireless applications for users of next generation wireless devices.

         (d) Mr. Huntley has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) Mr. Huntley has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Mr. Huntley is a United States citizen.


ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Mr. Huntley advanced from personal funds an aggregate of $392,312.80 to the Company from time to time during the period from October 15, 2003 through December 8, 2003. Pursuant to a certain Conversion Agreement, dated January 28, 2004, between the Company and Mr. Huntley (the "Conversion Agreement"), Mr.
Huntley converted such advances into shares of Common Stock and warrants ("Warrants") to purchase Common Stock. Pursuant to such Conversion Agreement, the Company issued to Mr. Huntley 326,927 shares of Common Stock based upon a conversion price of $1.20 per share and four year warrants (the "Warrants") to purchase an aggregate of 326,927 shares of Common Stock exercisable at $1.20 per share. Such Common Stock and Warrants are hereafter referred to as the "Securities."


ITEM 4.  PURPOSE OF TRANSACTION.

         Mr. Huntley acquired the Securities for investment purposes. From time to time Mr. Huntley may acquire additional shares of Common Stock or dispose of some or all of the shares of Common Stock owned by him. Mr. Huntley presently has no plans which relate to or would result the occurrence of any of the events listed in paragraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

         (a)   Aggregate  number of shares of Common Stock  beneficially  owned:
               3,178,088
               Percentage: 41.2%

         (b)   1. Sole power to vote or to direct vote:  3,178,088 (1)
               2. Shared power to vote or to direct vote: 0
               3. Sole power to  dispose  or to direct the
                  disposition: 3,178,088 (1)
               4. Shared power to dispose or to direct the disposition: 0


---------------
         (1) Includes an aggregate of 799,609 shares of Common Stock underlying options and warrants that are currently exercisable or that will become exercisable within the next 60 days. Such amount does not include 557,392 shares of Common Stock underlying options that are not currently exercisable and that will not become exercisable within the next 60 days and, therefore, are not deemed to be beneficially owned by Mr. Huntley.

         (c) Except as described in Item 3 of this Statement, there have been no transactions effected with respect to the Securities within the past 60 days of the date hereof by Mr. Huntley.

         (d) No person may be deemed to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock beneficially owned by Mr. Huntley.

         (e) Not applicable.


ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
         RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Not applicable.


ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

         Not applicable.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: February 6, 2004


                                                   /s/ Robert E. Huntley
                                                   ------------------------
                                                     Robert E. Huntley



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